UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

June 29, 2026

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 18, LLC

(Exact name of issuer as specified in its charter)

Delaware	33-2092648
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1 World Trade Center, 57th Floor

New York, New York 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 186 Class A Ordinary Shares; Series 190 Class A Ordinary Shares; Series 191 Class A Ordinary Shares; Series 192 Class A Ordinary Shares; Series 193 Class A Ordinary Shares; Series 195 Class A Ordinary Shares; Series 196 Class A Ordinary Shares; Series 197 Class A Ordinary Shares; Series 198 Class A Ordinary Shares; Series 199 Class A Ordinary Shares; Series 200 Class A Ordinary Shares; Series 201 Class A Ordinary Shares; Series 202 Class A Ordinary Shares; Series 203 Class A Ordinary Shares; Series 204 Class A Ordinary Shares; Series 205 Class A Ordinary Shares; Series 206 Class A Ordinary Shares; Series 207 Class A Ordinary Shares; Series 208 Class A Ordinary Shares; Series 209 Class A Ordinary Shares; Series 211 Class A Ordinary Shares; Series 212 Class A Ordinary Shares; Series 213 Class A Ordinary Shares; Series 214 Class A Ordinary Shares; Series 215 Class A Ordinary Shares; Series 216 Class A Ordinary Shares; Series 217 Class A Ordinary Shares; Series 218 Class A Ordinary Shares; Series 219 Class A Ordinary Shares; Series 220 Class A Ordinary Shares; Series 221 Class A Ordinary Shares; Series 222 Class A Ordinary Shares; Series 223 Class A Ordinary Shares; Series 224 Class A Ordinary Shares; Series 225 Class A Ordinary Shares; Series 226 Class A Ordinary Shares; Series 227 Class A Ordinary Shares; Series 228 Class A Ordinary Shares; Series 229 Class A Ordinary Shares; Series 230 Class A Ordinary Shares; Series 231 Class A Ordinary Shares; Series 232 Class A Ordinary Shares; Series 233 Class A Ordinary Shares; Series 234 Class A Ordinary Shares; Series 236 Class A Ordinary Shares; Series 244 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

As previously disclosed by Masterworks Vault 18, LLC (the “Company”) in its Current Report on Form 1-U filed with the SEC on June 22, 2026, Masterworks Gallery, LLC, as agent for its Series 214 (“Series 214”) (formerly known as Masterworks 214, LLC) and the 214 Segregated Portfolio of Masterworks Cayman, SPC sold the artwork created by Helen Frankenthaler (the “Artwork”) for $2,600,000 to an undisclosed buyer (the “Buyer”), pursuant to the terms of a Consignment Agreement (the “Consignment Agreement”). A copy of the Consignment Agreement is incorporated by reference herein, as Exhibit 6.1 hereto, from the Company’s Current Report on Form 1-U as filed with the SEC on June 18, 2026.

On June 25, 2026, the parties consummated the transactions contemplated by the Consignment Agreement and title of the Painting passed to the Buyer. After allocating costs and expenses incurred in connection with the transaction and winding up and amounts in respect of profit sharing interests represented by Class B ordinary shares, record holders of the Company’s Class A ordinary shares will receive a distribution in the amount of approximately $26.37 per Class A share and a net annualized return of 9.6%. “Net annualized return” refers to the annualized internal rate of return, or IRR, net of all fees and costs, to holders of Class A shares from the primary offering, calculated from the final closing date of such offering to the date the sale is consummated. A detailed breakdown of the IRR calculation is attached to this Form 1-U as Exhibit 99.1.

Once Series 214 completes the distribution, the Company will commence the process of winding up and dissolving Series 214 in accordance with its Second Amended and Restated Operating Agreement.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

6.1	Consignment Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on June 18, 2026)

99.1	Series 214 Net Annualized Return Calculations

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS VAULT 18, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel

Date: June 29, 2026